Aurora Technology Acquisition Corp.

4 Embarcadero Center

Suite 1449

San Francisco, CA 94105

Telephone: (650) 550-0458

November 9, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3010

Attn:	Anuja A. Majmudar, Kevin Dougherty, Steve Lo and Shannon Buskirk

Re:	Aurora Technology Acquisition Corp. Registration Statement on Form S-4 File No. 333-271890	Acceleration Request Requested Date: November 13, 2023 Requested Time: 9:00 A.M. Eastern Time (or as soon thereafter as possible)

Ladies and Gentlemen:

Aurora Technology Acquisition Corp. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-4 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Grant Levine, Esq. at (212) 768-5384 or Ilan Katz, Esq. at (212) 632-5556, each of Dentons US LLP, special counsel to the company.

Sincerely,

AURORA TECHNOLOGY ACQUISITION CORP.

By:	/s/ Zachary Wang
Name:	Zachary Wang
Title:	Chief Executive Officer

cc:	Ilan Katz, Esq.
Dentons US LLP